SUBSCRIPTION FOR UNITS

TO: **Resin Systems Inc. (the "Corporation")**

The undersigned (hereinafter referred to as the "**Subscriber**") hereby irrevocably subscribes for and agrees to purchase the number of units ("**Units**") of the Corporation set forth below for the aggregate subscription price set forth below (the "**Subscription Price**"), representing a subscription price of Cdn. $0.80 per Unit, upon and subject to the terms and conditions set forth in "Terms and Conditions of Subscription for Securities of Resin Systems Inc." attached hereto (the "**Subscription Agreement**"). Each Unit is comprised of one common share ("**Common Share**") of the Corporation and one common share purchase warrant of the Corporation. Each common share purchase warrant of the Corporation ("**Warrant**") is exercisable to purchase one Common Share for a period of 12 months subsequent to the Closing Date (as defined herein) at an exercise price of Cdn. $1.00 on or before the sixth month anniversary of the Closing Date and at an exercise price of Cdn. $1.25 on or before the twelve month anniversary of the Closing Date. The Units, and the Common Shares and the Warrants comprising the Units, are collectively referred to herein as the "**Securities**".

(Name of Subscriber - please print)

By: _____
      (Authorized Signature)

_____
(Official Capacity or Title - please print)

_____
(Please print name of individual whose signature appears above if different than the name of the subscriber printed above.)

_____
(Subscriber's Address)

_____

_____
(Telephone Number)   (E-Mail Address)

Number of Units: _____

Aggregate Subscription Price: _____

If the Subscriber is signing as agent for a principal and is not a trust company or a portfolio manager, in either case, purchasing as trustee or agent for accounts fully managed by it, complete the following and ensure that Exhibit 1 or 2, as applicable, is completed on behalf of such principal:

_____
(Name of Principal)

_____
(Principal's Address)

Register the Securities as set forth below:

_____
(Name)

_____
(Account reference, if applicable)

_____
(Address)

_____

Deliver the Securities as set forth below:

_____
(Name)

_____
(Account)

_____
(Contact Name)

_____ (Address)

_____

I am an "Insider" of the Corporation (Yes/No): _____

I am a member of the "Pro Group" (Yes/No): _____

I will become an "Insider" of the Corporation by purchasing the Securities (Yes/No): _____

I presently hold, directly and indirectly, the following number of Common Shares (excluding Common Shares subscribed for hereunder): _____

If the Subscriber is not a natural person:
(a)   it has completed a Form 4C – Corporate Placee Registration Form attached as Exhibit 3: ☐ **OR**
(b)   it has previously filed a Form 4C – Corporate Placee Registration Form that does not require updating: ☐.

This is the first page of an agreement comprised of 10 pages (not including Exhibits 1 - 3).

ACCEPTANCE: The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

_____, 2003

RESIN SYSTEMS INC.

Subscription No:

By: _____

The remainder of this page is intentionally left blank

**TERMS AND CONDITIONS OF SUBSCRIPTION FOR
SECURITIES OF RESIN SYSTEMS INC.**

Terms of the Offering

1. The Subscriber acknowledges (on its own behalf and, if applicable, on behalf of each person on whose behalf the Subscriber is contracting) that this subscription is subject to rejection or allotment by the Corporation in whole or in part.

2. The Subscriber acknowledges (on its own behalf and, if applicable, on behalf of each person on whose behalf the Subscriber is contracting) that:

(a) the Securities subscribed for by it hereunder form part of a larger issuance and sale by the Corporation of up to 3,750,000 Units at a subscription price of Cdn. $0.80 per Unit (the "**Offering**");

(b) the Offering is not subject to any minimum subscription level, and therefore, any funds invested are available to the Corporation and will be paid to the Corporation on the Closing Date (as hereinafter defined) and need not be refunded to the Subscriber; and

(c) in the event that the Corporation rejects the Subscription, the subscription proceeds will be promptly returned to the Subscriber, without interest or deduction.

Representations, Warranties and Covenants by Subscriber

3. The Subscriber (on its own behalf and, if applicable, on behalf of each person on whose behalf the Subscriber is contracting) represents, warrants and covenants to the Corporation (and acknowledges that the Corporation and its counsel are relying thereon) that:

(a) it has been independently advised as to restrictions with respect to trading in the Securities imposed by applicable securities legislation, confirms that no representation has been made to it by or on behalf of the Corporation with respect thereto, acknowledges that it is aware of the characteristics of the Securities, the risks relating to an investment therein and of the fact that it may not be able to resell the Securities except in accordance with limited exemptions under applicable securities legislation and regulatory policy until expiry of the applicable hold period and compliance with the other requirements of applicable law; and it agrees that any certificates representing the Securities may bear a legend indicating that the resale of such securities is restricted; and

(b) it has not received or been provided with, nor has it requested, nor does it have any need to receive, any offering memorandum, any prospectus, sales or advertising literature or any other document (other than financial statements, interim financial statements or any other document, the content of which is prescribed by statute or regulation) describing the business and affairs of the Corporation which has been prepared for delivery to, and review by, prospective purchasers in order to assist it in making an investment decision in respect of the Securities; and

(c) it has not become aware of any advertisement in printed media of general and regular paid circulation (or other printed public media), radio, television or telecommunications or other form of advertisement (including electronic display such as the Internet) with respect to the distribution of the Securities; and

(d) it is purchasing the Securities as principal for its own account, not for the benefit of any other person, for investment only and not with a view to the resale or distribution of all or any of the Securities, it is resident in the jurisdiction set out as the "Subscriber's Address" on the face page hereof and if the Subscriber is acting as agent for a principal beneficial purchaser, such principal beneficial purchaser is resident in the jurisdiction set forth in the Subscription Agreement as the "Principal's Address" of the beneficial purchaser and it fully complies with the criteria set forth below:

(i)   it is an individual and will have an aggregate acquisition cost of purchasing the Securities of not less than $97,000 if resident in **Alberta** or **British Columbia**; or

(ii)   it is resident in **Alberta** and is a corporation, syndicate, partnership or other form of unincorporated organization, it will have an aggregate acquisition cost of not less than $97,000, it pre-existed the offering of the Securities and has a *bona fide* purpose other than investment in the Securities or, if created to permit such investment, the individual share of the aggregate acquisition cost for each participant is not less than $97,000; or

(iii)   it is resident in **British Columbia** and is not an individual but is a corporation, partnership, trust, fund, association or any other organized group of persons, it will have an aggregate acquisition cost of not less than $97,000, it was not created solely, nor is it used primarily, to permit a group of persons to purchase securities without a prospectus or, if it is such an entity created or used primarily for such purpose and is resident in British Columbia, each of the persons who form part of the group has contributed at least $97,000 to such entity for the purpose of purchasing the Securities; or

(iv)   it is resident in **Alberta, British Columbia** or **Manitoba** and:

        (a)   it is an "accredited investor", as such term is defined in Multilateral Instrument 45-103 ("**MI 45-103**") entitled "Capital Raising Exemptions" promulgated under the *Securities Act* (Alberta), the *Securities Act* (British Columbia) and *The Securities Act* (Manitoba) and has concurrently executed and delivered a Representation Letter in the form attached as **Exhibit 1** to this Subscription Agreement; or

        (b)   it is one of the following and has so indicated by initialing the applicable paragraph and, upon the request by the Corporation to do so, will deliver to the Corporation an executed certificate or statement in a form satisfactory to the Corporation describing such relationship:

        _____   (I)   a director, senior officer or control person of the Corporation, or of an affiliate (as defined in applicable securities laws or regulations in the province of residence of the Subscriber) of the Corporation;

        _____   (II)   a spouse, parent, grandparent, brother, sister or child of any person referred to in subclause (I) above;

        _____   (III)   a parent, grandparent, brother, sister or child of the spouse of any person referred to in subclause (I) above;

        _____   (IV)   a close personal friend of any person referred to in subclause (I) above;

        _____   (V)   a close business associate of any person referred to in subclause (I) above;

        _____   (VI)   a founder of the Corporation or a spouse, parent, grandparent, brother, sister, child, close personal friend or close business associate of a founder of the Corporation;

        _____   (VII)   a parent, grandparent, brother, sister or child of the spouse of a founder of the Corporation;


(VIII) a person or company of which a majority of the voting securities are beneficially owned by, or a majority of the directors are, persons or companies described in paragraphs (I) to (VII); or

(IX) a trust or estate of which all of the beneficiaries or a majority of the trustees are persons or companies described in paragraphs (I) to (VIII); or


(v) it is resident in **Alberta, British Columbia** or **Manitoba,** it is one of the following and has so indicated by initialing the applicable paragraph and, upon the request by the Corporation or the Underwriter to do so, will deliver to the requesting party an executed certificate or statement in a form satisfactory to the requesting party describing such relationship:


(I) an employee, senior officer, director or consultant of the Corporation or of an affiliated entity of the Corporation; or

(II) a permitted assign of a person or company referred to in paragraph (I)


and the participation in the trade is voluntary; whereby a "permitted assign" means, for an employee, senior officer, director, or consultant of the Corporation or of an affiliated entity of the Corporation, a trustee, custodian, administrator acting on behalf, or for the benefit, of the employee, senior officer, director, or consultant or the spouse of such parties; a holding entity of the employee, senior officer, director, or consultant, or spouse of such parties; an RRSP or RRIF of the employee, senior officer, director, or consultant, or spouse of such parties; or a spouse of the employee, senior officer, director, or consultant; and participation in such a trade will be considered voluntary if, in the case of an employee, the employee or the employee's permitted assign, is not induced to participate in the trade by expectation of employment or continued employment of the employee with the Corporation or an affiliated entity of the Corporation, in the case of a senior officer, the senior officer or the senior officer's permitted assign is not induced to participate in the trade by expectation of appointment, employment, continued appointment or continued employment of the senior officer with the Corporation or an affiliated entity of the Corporation, and in the case of a consultant, the consultant or consultant's permitted assign is not induced to participate in the trade by expectation of engagement of the consultant to provide services or continued engagement of the consultant to provide services to the Corporation or an affiliated entity of the Corporation;

(vi) it is resident in **Ontario**, it is an "accredited investor" as defined in Ontario Securities Commission Rule 45-501 entitled "Exempt Distributions" promulgated under the *Securities Act* (Ontario) and has concurrently executed and delivered a Representation Letter in the form attached as **Exhibit 2** to this Subscription Agreement; or

(vii) it is a resident in the **United Kingdom** and it complies with the provisions of subparagraph 3(d) of this Subscription Agreement as if it were a resident of Alberta and it is a person of the kind described in Article 11(3) of the *Financial Services Act*, 1986 (Investment Advertisements) (Exceptions) Order 1996, as amended, and is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purpose of its business; or

(viii) if it is a resident of **any jurisdiction referred to in the preceding paragraphs** but not purchasing thereunder, it complies with the provisions above as if it were a resident of Alberta and is purchasing pursuant to an exemption from prospectus and registration requirements (particulars of which are enclosed herewith) available to it under applicable securities legislation of the jurisdiction of its residence and shall deliver to the Corporation such further particulars of the exemption(s) and the Subscriber's qualifications thereunder as the Corporation may request; and

(e) it acknowledges that:

    (i) no securities commission or similar regulatory authority has reviewed or passed on the merits of the Securities; and

    (ii) there is no government or other insurance covering the Securities; and

    (iii) there are risks associated with the purchase of the Securities; and

    (iv) there are restrictions on the Subscriber's ability to resell the Securities and it is the responsibility of the Subscriber to find out what those restrictions are and to comply with them before selling the Securities; and

    (v) the Corporation has advised the Subscriber that the Corporation is relying on an exemption from the requirements to provide the Subscriber with a prospectus and to sell securities through a person or company registered to sell securities under the *Securities Act* (Alberta) and other applicable securities laws and, as a consequence of acquiring securities pursuant to this exemption, certain protections, rights and remedies provided by the *Securities Act* (Alberta) and other applicable securities laws, including statutory rights of rescission or damages, will not be available to the Subscriber; and

(f) if it is a resident of **any jurisdiction not referred to in the preceding paragraph 3(d)** it, or any beneficial purchaser for whom it is acting, complies with the requirements of all applicable securities legislation in the jurisdiction of its residence and will provide such evidence of compliance with all such matters as the Corporation may request; and

(g) it is aware that the Securities have not been and will not be registered under the United States *Securities Act of 1933*, as amended ("**U.S. Securities Act**") or the securities laws of any state and that these Securities may not be offered or sold in the United States without registration under the U.S. Securities Act or compliance with requirements of an exemption from registration and the applicable laws of all applicable states and acknowledges that the Corporation has no present intention of filing a registration statement under the U.S. Securities Act in respect of the Securities; and

(h) the Securities have not been offered to the Subscriber in the United States, and the individuals making the order to purchase the Securities and executing and delivering this Subscription Agreement on behalf of the Subscriber were not in the United States when the order was placed and this Subscription Agreement was executed and delivered; and

(i) it is not a U.S. Person (as defined in Regulation S under the U.S. Securities Act, which definition includes, but is not limited to, an individual resident in the United States, an estate or trust of which any executor or administrator or trustee, respectively, is a U.S. Person and any partnership or corporation organized or incorporated under the laws of the United States) and is not purchasing the Securities on behalf of, or for the account or benefit of, a person in the United States or a U.S. Person; and

(j) it undertakes and agrees that it will not offer or sell the Securities in the United States unless such securities are registered under the U.S. Securities Act and the securities laws of all applicable states of the United States or an exemption from such registration requirements is available, and further that it will not resell the Securities, except in accordance with the provisions of applicable securities legislation, regulations, rules, policies and orders and stock exchange rules; and

(k) if a corporation, partnership, unincorporated association or other entity, it has the legal capacity to enter into and be bound by this Subscription Agreement and further certifies that all necessary approvals of directors, shareholders or otherwise have been given and obtained; and

(l) if an individual, it is of the full age of majority and is legally competent to execute this Subscription Agreement and take all action pursuant hereto; and

(m)   this Subscription Agreement has been duly and validly authorized, executed and delivered by and constitutes a legal, valid, binding and enforceable obligation of the Subscriber; and

(n)   in the case of a subscription by it for Securities acting as agent for a disclosed principal, it is duly authorized to execute and deliver this agreement and all other necessary documentation in connection with such subscription on behalf of such principal and this Subscription Agreement has been duly authorized, executed and delivered by or on behalf of, and constitutes a legal, valid and binding agreement of, such principal; and

(o)   it has such knowledge in financial and business affairs as to be capable of evaluating the merits and risks of its investment and it is able to bear the economic risk of loss of its investment; and

(p)   it is aware and has been advised that the subscription monies payable in respect of the Units represent "seed" or "risk" capital for the Corporation, which is in a speculative stage of development and without substantial assets; and

(q)   it confirms that no representation has been made to it with respect to the future value or price of any of the Securities; and

(r)   the Subscriber acknowledges that the Corporation may complete additional financings in the future in order to develop the proposed business of the Corporation and to fund its ongoing development. There is no assurance that such financing will be available and if available, on reasonable terms. Any such future financings may have a dilutive effect on current shareholders, including the Subscriber. If such future financings are not available, the Corporation may be unable to fund its ongoing development and the lack of capital resources may result in the failure of its business venture; and

(s)   it has relied solely upon publicly available information relating to the Corporation and not upon any verbal or written representation as to fact or otherwise made by or on behalf of the Corporation; and

(t)   it understands that the Securities are being offered for sale only on a "private placement" basis and that the sale and delivery of the Securities is conditional upon such sale being exempt from the requirements as to the filing of a prospectus or delivery of an offering memorandum or upon the issuance of such orders, consents or approvals as may be required to permit such sale without the requirement of filing a prospectus or delivering an offering memorandum; and

(u)   if required by applicable securities legislation, regulations, rules, policies or orders or by any securities commission, stock exchange or other regulatory authority, the Subscriber will execute, deliver, file and otherwise assist the Corporation in filing, such reports, undertakings and other documents with respect to the issue of the Securities (including, without limitation: (i) in the case of an accredited investor resident in British Columbia, Alberta or Manitoba, a representation letter in the form attached as **Exhibit 1**, (ii) in the case of an accredited investor resident in Ontario, a representation letter in the form attached as **Exhibit 2**, and (iii) in the case of a Subscriber that is not a natural person, a TSX Venture Exchange Form 4C – Corporate Placee Registration Form, a copy of which is attached hereto as **Exhibit 3**), as may be required; and

(v)   if it is resident in **Ontario**, it acknowledges that it must file a report on Form 45-501F2, together with the prescribed fee, with the Ontario Securities Commission within 10 days of each disposition of all or any part of the Securities; and

(w)   it will not resell the Securities except in accordance with the provisions of applicable securities legislation and stock exchange rules, if applicable, in the future; and

(x)   it acknowledges that all certificates representing the Common Shares, the Warrants and the Common Shares issuable upon the exercise of the Warrants will bear the following restrictive legends:

> Without prior approval of the TSX Venture Exchange and compliance with all applicable securities legislation, the securities represented by this certificate may not be sold, transferred, hypothecated or otherwise traded on or through the facilities of the TSX Venture Exchange or otherwise in Canada or to or for the benefit of a Canadian resident until four months from the Closing Date.

(y)   the entering into of this Subscription Agreement and the transactions contemplated hereby will not result in a violation of any of the terms or provisions of any law applicable to the Subscriber, or if the Subscriber is not a natural person, any of the Subscriber's constating documents, or any agreement to which the Subscriber is a party or by which it is bound; and

(z)   none of the funds the Subscriber is using to purchase the Securities are, to the knowledge of the Subscriber, proceeds obtained or derived, directly or indirectly, as a result of illegal activities; and

(aa)   the Subscriber acknowledges that it has been encouraged to and should obtain independent legal, income tax and investment advice with respect to its subscription for these Securities and accordingly, has been independently advised as to the meanings of all terms contained herein relevant to the Subscriber for purposes of giving representations, warranties and covenants under this Subscription Agreement.

Representations and Warranties by Corporation

4.   The Corporation hereby represents and warrants to the Subscriber (and acknowledges that the Subscriber is relying thereon) that:

(a)   the Corporation has the full corporate right, power and authority to enter into this Subscription Agreement; and

(b)   the entering into of this Subscription Agreement does not and will not constitute a breach of or default under the constating documents of the Corporation or any law, regulation, order or ruling applicable to the Corporation or any agreement, contract or indenture to which the Corporation is a party or by which it is bound.

Closing

5.   The Subscriber agrees to deliver to the Corporation, not later than 2:00 p.m. (Calgary time) on the day that is two business days before the Closing Date: (a) this duly completed and executed Subscription Agreement; (b) if the Subscriber is an "accredited investor" a fully executed and completed Representation Letter in the form of **Exhibit 1**, in the case of an Alberta, British Columbia or Manitoba subscriber, and in the form of **Exhibit 2**, in the case of an Ontario subscriber; (c) a certified cheque or bank draft payable to the Corporation for the Subscription Price of the Securities subscribed for under this Subscription Agreement, or payment of the same amount in such other manner as is acceptable to the Corporation; and (d) in the case of a Subscriber that is not a natural person, a fully executed and completed copy of the TSX Venture Exchange Form 4C – Corporate Placee Registration Form in the form of **Exhibit 3**.

6.   The sale of the Securities pursuant to this Subscription Agreement will be completed at the offices of the Corporation in Edmonton, Alberta at 10:00 a.m. (Edmonton time) or such other time as the Corporation may determine (the "**Closing Time**") on such date as the Corporation may determine (the "**Closing Date**").

7.   The Corporation shall be entitled to rely on delivery of a facsimile copy of executed subscriptions, and acceptance by the Corporation of such facsimile subscriptions shall be legally effective to create a valid and binding agreement between the Subscriber and the Corporation in accordance with the terms hereof.

General

8.   The Subscriber agrees that the representations, warranties and covenants of the Subscriber herein will be true and correct both as of the execution of this Subscription Agreement and as of the Closing Time and will survive

the completion of the issuance of the Units. The representations, warranties and covenants of the Subscriber herein are made with the intent that they be relied upon by the Corporation in determining the eligibility of a purchaser of Units, and the Subscriber agrees to indemnify and hold harmless the Corporation and its directors, officers, employees, advisors, affiliates, shareholders, partners and agents from and against any and all loss, liability, claim, damage and expense whatsoever including, but not limited to, any fees, costs and expenses whatsoever reasonably incurred in investigating, preparing or defending against any litigation, administrative proceeding or investigation commenced or threatened or any claim whatsoever arising out of or based upon any representation or warranty of the Subscriber contained herein or in any document furnished by the Subscriber to the Corporation in connection herewith being untrue in any material respect or any breach or failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any document furnished by the Subscriber to the Corporation in connection herewith. The Subscriber undertakes to immediately notify the Corporation at Resin Systems Inc., 14604 - 115A Avenue, Edmonton, Alberta T5M 3C4, Attention: Mr. Greg Pendura, President and Chief Executive Officer, of any change in any statement or other information relating to the Subscriber set forth herein which takes place prior to the Closing Time.

9.   The Subscriber hereby irrevocably authorizes any director or officer of the Corporation: (a) to act as its representative(s) at the closing and to execute in its name and on its behalf all closing receipts and documents required; (b) to complete or correct any errors or omissions in any form or document provided by the Subscriber; (c) to receive on its behalf certificates representing the Securities purchased under this Subscription Agreement; and (d) to approve any opinions, certificates or other documents addressed to the Subscriber.

10.   The obligations of the parties hereunder are subject to acceptance of the terms of the Offering by the TSX Venture Exchange and all other required regulatory approvals.

11.   The Subscriber acknowledges and agrees that all costs incurred by the Subscriber (including any fees and disbursements of any special counsel retained by the Subscriber) relating to the sale of the Units to the Subscriber shall be borne by the Subscriber.

12.   The contract arising out of this Subscription Agreement and all documents relating thereto shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein. The parties irrevocably attorn to the exclusive jurisdiction of the courts of the Province of Alberta. Time shall be of the essence hereof.

13.   This Subscription Agreement represents the entire agreement of the parties hereto relating to the subject matter hereof and there are no representations, covenants or other agreements relating to the subject matter hereof except as stated or referred to herein.

14.   The covenants, representations and warranties contained herein shall survive the closing of the transactions contemplated hereby.

15.   In this Subscription Agreement (including attachments), references to "$" or "Cdn. $" are to Canadian dollars.

16.   The terms and provisions of this Subscription Agreement shall be binding upon and enure to the benefit of the Subscriber and the Corporation and their respective heirs, executors, administrators, successors and assigns; provided that, except for the assignment by a Subscriber who is acting as nominee or agent to the beneficial owner and as otherwise herein provided, this Subscription Agreement shall not be assignable by any party without prior written consent of the other party.

17.   The Subscriber acknowledges and agrees that the acceptance of this Subscription Agreement will be conditional among other things upon the sale of the Units to the Subscriber being exempt from any prospectus and offering memorandum requirements of all applicable securities laws. The Corporation will be deemed to have accepted this Subscription Agreement upon the delivery at closing of the certificates representing the Common Shares and Warrants comprising the Units to or upon the direction of the Subscriber in accordance with the provisions hereof.

18.   The Subscriber, on its own behalf and, if applicable, on behalf of others for whom it is contracting hereunder, agrees that this offer is made for valuable consideration and may not be withdrawn, cancelled, terminated or revoked by the Subscriber, on its own behalf and, if applicable, on behalf of others for whom it is contracting hereunder.

EXHIBIT 1

REPRESENTATION LETTER

(FOR ALBERTA, BRITISH COLUMBIA AND MANITOBA ACCREDITED INVESTORS)

TO: **Resin Systems Inc. (the "Corporation")**

In connection with the purchase of units in the capital of the Corporation ("**Units**") by the undersigned subscriber or, if applicable, the principal on whose behalf the undersigned is purchasing as agent (the "**Subscriber**" for the purposes of this Exhibit 1), the Subscriber hereby represents, warrants, covenants and certifies to the Corporation that:

1.   the Subscriber is resident in Alberta, British Columbia or Manitoba or is subject to the laws of the Province of Alberta, British Columbia or Manitoba;

2.   the Subscriber is purchasing the Units as principal for its own account;

3.   the Subscriber is an "accredited investor" within the meaning of Multilateral Instrument 45-103 entitled "Capital Raising Exemptions" by virtue of satisfying the indicated criterion as set out in Appendix "A" to this Representation Letter; and

4.   upon execution of this Exhibit 1 by the Subscriber, this Exhibit 1 shall be incorporated into and form a part of the Subscription Agreement.

Dated: _____, 2003

_____
Print name of Subscriber

By: _____
         Signature

_____
Print name of Signatory (if different from Subscriber)

_____
Title

IMPORTANT: PLEASE INITIAL APPENDIX "A" ON THE NEXT PAGE

<center>**APPENDIX "A"**</center>

Accredited Investor - (defined in Multilateral Instrument 45-103) means:

_____ (a)   a Canadian financial institution or an authorized foreign bank listed in Schedule III of the *Bank Act* (Canada);

_____ (b)   the Business Development Bank of Canada incorporated under the *Business Development Bank of Canada Act* (Canada);

_____ (c)   an association under the *Cooperative Credit Associations Act* (Canada) located in Canada or a central cooperative credit society for which an order has been made under subsection 473(1) of that Act;

_____ (d)   a subsidiary of any person or company referred to in paragraphs (a) to (c), if the person or company owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary;

_____ (e)   a person or company registered under the securities legislation of a jurisdiction of Canada as an adviser or dealer, other than a limited market dealer registered under the *Securities Act* (Ontario) or the *Securities Act* (Newfoundland and Labrador);

_____ (f)   an individual registered or formerly registered under the securities legislation of a jurisdiction of Canada as a representative of a person or company referred to in paragraph (e);

_____ (g)   the government of Canada or a jurisdiction of Canada, or any Crown corporation, agency or wholly owned entity of the government of Canada or a jurisdiction of Canada;

_____ (h)   a municipality, public board or commission in Canada;

_____ (i)   any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction or any agency of that government;

_____ (j)   a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory authority of a jurisdiction of Canada;

_____ (k)   an individual who, either alone or with a spouse, beneficially owns, directly or indirectly, financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds $1,000,000;

_____ (l)   an individual whose net income before taxes exceeded $200,000 in each of the two most recent years or whose net income before taxes combined with that of a spouse exceeded $300,000 in each of the two most recent years and who, in either case, reasonably expects to exceed that net income level in the current year;

_____ (m)   a person or company, other than a mutual fund or non-redeemable investment fund, that, either alone or with a spouse, has net assets of at least $5,000,000, and unless the person or company is an individual, that amount is shown on its most recently prepared financial statements;

_____ (n)   a mutual fund or non-redeemable investment fund that, in the local jurisdiction, distributes its securities only to persons or companies that are accredited investors;

_____ (o)   a mutual fund or non-redeemable investment fund that, in the local jurisdiction, is distributing or has distributed its securities under one or more prospectuses for which the regulator has issued receipts;

	(p)	a trust company or trust corporation registered or authorized to carry on business under the *Trust and Loan Companies Act* (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, trading as a trustee or agent on behalf of a fully managed account;
	(q)	a person or company trading as agent on behalf of a fully managed account if that person or company is registered or authorized to carry on business under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction as a portfolio manager or under an equivalent category of adviser or is exempt from registration as a portfolio manager or the equivalent category of adviser;
	(r)	a registered charity under the *Income Tax Act* (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or other adviser registered to provide advice on the securities being traded;
	(s)	an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) through (e) and paragraph (j) in form and function; or
	(t)	a person or company in respect of which all of the owners of interests, direct or indirect, legal or beneficial, except the voting securities required by law to be owned by directors, are persons or companies that are accredited investors;

For the purposes hereof:

(a) **"control person"** has the meaning ascribed to that term in securities legislation except in Manitoba, Northwest Territories, Nova Scotia, Nunavut and Prince Edward Island, where "control person" means any person or company that holds or is one of a combination of persons or companies that holds:

    (i) a sufficient number of any securities of an issuer so as to affect materially the control of the issuer, or

    (ii) more than 20% of the outstanding voting securities of an issuer except where there is evidence showing that the holding of those securities does not affect materially the control of that issuer;

(b) **"designated securities"** means:

    (i) voting securities,

    (ii) securities that are not debt securities and that carry a residual right to participate in the earnings of the issuer or, on the liquidation or winding-up of the issuer, in its assets, or

    (iii) securities convertible, directly or indirectly, into securities described in paragraph (i) or (ii);

(c) **"eligible investor"** means:

    (i) a person or company whose

        (a) net assets, alone or with a spouse, exceed $400,000,

        (b) net income before taxes exceeded $75,000 in each of the two most recent years and who reasonably expects to exceed that income level in the current year, or

        (c) net income before taxes combined with that of a spouse exceeded $125,000 in each of the two most recent years and who reasonably expects to exceed that income level in the current year,

    (ii) a person or company of which a majority of the voting securities are beneficially owned by eligible investors or a majority of the directors are eligible investors,

    (iii) a general partnership of which all of the partners are eligible investors,

(iv)   a limited partnership of which the majority of the general partners are eligible investors,

(v)   a trust or estate in which all of the beneficiaries or a majority of the trustees are eligible investors,

(vi)   an accredited investor,

(vii)   a person or company described in section 3(d)(iv)(b) of the Subscription Agreement, or

(viii)   a person or company that has obtained advice regarding the suitability of the investment and, if the person or company is resident in a jurisdiction of Canada, that advice has been obtained from an eligibility adviser;

(d)   **"eligibility adviser"** means

(i)   an investment dealer or equivalent category of registration, registered under the securities legislation of the jurisdiction of a purchaser and authorized to give advice with respect to the type of security being distributed, and

(ii)   in Saskatchewan or Manitoba, also means a lawyer who is a practicing member in good standing with a law society of a jurisdiction of Canada or a public accountant who is a member in good standing of an institute or association of chartered accountants, certified general accountants or management accountants in a jurisdiction of Canada provided that the lawyer or public accountant:

     (a)   does not have a professional, business or personal relationship with the issuer, or any of its directors, senior officers, founders or control persons, and

     (b)   has not acted for or been retained personally or otherwise as an employee, senior officer, director, associate or partner of a person or company that has acted for or been retained by the issuer or any of its directors, senior officers, founders or control persons within the previous year;

(e)   **"financial assets"** means cash and securities;

(f)   **"founder"**, in respect of an issuer, means a person or company who,

(i)   acting alone, in conjunction or in concert with one or more other persons or companies, directly or indirectly, takes the initiative in founding, organizing or substantially reorganizing the business of the issuer, and

(ii)   at the time of the proposed trade, is actively involved in the business of the issuer;

(g)   **"fully managed account"** means an account for which a person or company makes the investment decisions if that person or company has full discretion to trade in securities for the account without requiring the client's express consent to a transaction;

(h)   **"individual"** means a natural person, but does not include

(i)   a partnership, unincorporated association, unincorporated syndicate, unincorporated organization or a trust, or

(ii)   a natural person in the person's capacity as trustee, executor, administrator or other legal representative;

(i)   **"mutual fund"** includes an issuer of securities that entitles the holder to receive on demand or within a specified period after demand, an amount computed by reference to the value of a proportionate interest in the whole or in part of the net assets, including a separate fund or trust account, of the issuer of the securities;

(j)   **"non-redeemable investment fund"** means an issuer,

(i)   whose primary purpose is to invest money provided by its security holders,

(ii)   that does not invest for the purpose of exercising effective control, seeking to exercise effective control or being actively involved in the management of the issuers in which it invests, other than mutual funds or other non-redeemable investment funds, and

(iii)   that is not a mutual fund; and

(k)   **"related liabilities"** means:

(i)   liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets; or

(ii)   liabilities that are secured by financial assets.

All monetary references are in Canadian Dollars.

EXHIBIT 2

REPRESENTATION LETTER

(FOR ONTARIO ACCREDITED INVESTORS)

TO: **Resin Systems Inc. (the "Corporation")**

In connection with the purchase of units in the capital of the Corporation ("**Units**") by the undersigned subscriber or, if applicable, the principal on whose behalf the undersigned is purchasing as agent (the "**Subscriber**" for the purposes of this Exhibit 2), the Subscriber hereby represents, warrants, covenants and certifies to the Corporation that:

1.   the Subscriber is resident in Ontario;

2.   the Subscriber is purchasing the Units as principal for its own account;

3.   the Subscriber is an "accredited investor" within the meaning of Ontario Securities Commission Rule 45-501 promulgated under the *Securities Act* (Ontario) by virtue of satisfying the indicated criterion as set out in Appendix "A" to this Representation Letter; and

4.   upon execution of this Exhibit 2 by the Subscriber, this Exhibit 2 shall be incorporated into and form a part of the Subscription Agreement.

Dated: _____, 2003

_____
Print name of Subscriber

By: _____
Signature

_____
Print name of Signatory (if different from Subscriber)

_____
Title

IMPORTANT: PLEASE INITIAL APPENDIX "A" ON THE NEXT PAGE

Accredited Investor - (defined in Ontario Securities Commission Rule 45-501) means:

_____   (a)   a bank listed in Schedule I or II of the *Bank Act* (Canada), or an authorized foreign bank listed in Schedule III of the *Bank Act* (Canada);

_____   (b)   the Business Development Bank incorporated under the *Business Development Bank Act* (Canada);

_____   (c)   a loan corporation or trust corporation registered under the *Loan and Trust Corporations Act* (Ontario) or under the *Trust and Loan Companies Act* (Canada), or under comparable legislation in any other jurisdiction;

_____   (d)   a co-operative credit society, credit union central, federation of caisse populaire, credit union or league, or regional caisse populaire, or an association under the *Cooperative Credit Associations Act* (Canada), in each case, located in Canada;

_____   (e)   a company licensed to do business as an insurance company in any jurisdiction;

_____   (f)   a subsidiary of any company referred to in paragraph (a), (b), (c), (d) or (e), where the company owns all of the voting shares of the subsidiary;

_____   (g)   a person or company registered under the *Securities Act* (Ontario) or securities legislation in another jurisdiction as an adviser or dealer, other than a limited market dealer;

_____   (h)   the government of Canada or of any jurisdiction, or any crown corporation, instrumentality or agency of a Canadian federal, provincial or territorial government;

_____   (i)   any Canadian municipality or any Canadian provincial or territorial capital city;

_____   (j)   any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any instrumentality or agency thereof;

_____   (k)   a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a provincial pension commission or similar regulatory authority;

_____   (l)   a registered charity under the *Income Tax Act* (Canada);

_____   (m)   an individual who beneficially owns, or who together with a spouse beneficially own, financial assets having an aggregate realizable value that, before taxes but net of any related liabilities, exceeds $1,000,000;

_____   (n)   an individual whose net income before taxes exceeded $200,000 in each of the two most recent years or whose net income before taxes combined with that of a spouse exceeded $300,000 in each of those years and who, in either case, has a reasonable expectation of exceeding the same net income level in the current year;

_____   (o)   an individual who has been granted registration under the *Securities Act* (Ontario) or securities legislation in another jurisdiction as a representative of a person or company referred to in paragraph (g), whether or not the individual's registration is still in effect;

_____   (p)   a promoter of the issuer or an affiliated entity of a promoter of the issuer;

_____   (q)   a spouse, parent, grandparent or child of an officer, director or promoter of the issuer;

_____   (r)   a person or company that, in relation to the issuer, is an affiliated entity or a person or company referred to in clause (c) of the definition of distribution in subsection 1(1) of the *Securities Act* (Ontario) ("Control Person");

_____ (s) a company, limited partnership, limited liability partnership, trust or estate, other than a mutual fund or non-redeemable investment fund, that had net assets of at least $5,000,000 as reflected in its most recently prepared financial statements;

_____ (t) a person or company that is recognized by the Ontario Securities Commission as an accredited investor in a discretionary order (a copy of which is attached);

_____ (u) a mutual fund or non-redeemable investment fund that, in Ontario, distributes its securities only to persons or companies that are accredited investors;

_____ (v) a mutual fund or non-redeemable investment fund that, in Ontario, distributes its securities under a prospectus for which a receipt has been granted by the Director (as defined in the *Securities Act* (Ontario));

_____ (w) a managed account if it is acquiring a security that is not a security of a mutual fund or non-redeemable investment fund;

_____ (x) an account that is fully managed by a trust corporation registered under the *Loan and Trust Corporations Act* (Ontario);

_____ (y) an entity organized outside of Canada that is analogous to any of the entities referred to in paragraphs (a) through (g) and paragraph (k) in form and function; or

_____ (z) a person or company in respect of which all of the owners of interests, direct or indirect, legal or beneficial, are persons or companies that are accredited investors.

NOTE: The investor must initial beside the applicable portion of the above definition.

For the purposes hereof:

(a) "**company**" means any corporation, incorporated association, incorporated syndicate or other incorporated organization;

(b) "**Control Person**" means any person, company or combination of persons or companies holding a sufficient number of any securities of the issuer to affect materially the control of the issuer but any holding of any persons, company or combination of persons or companies holding more than 20% of the outstanding voting securities of the issuer, in the absence of evidence to the contrary, shall be deemed to affect materially the control of the issuer;

(c) "**director**" where used in relation to a person, includes a person acting in a capacity similar to that of a director of a company;

(d) "**entity**" means a company, syndicate, partnership, trust or unincorporated organization;

(e) "**financial assets**" means cash, securities, or any contract of insurance or deposit or evidence thereof that is not a security for the purposes of the *Securities Act* (Ontario);

(f) "**individual**" means a natural person, but does not include a partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, or a natural person in his or her capacity as trustee, executor, administrator or other legal personal representative;

(g) "**managed account**" means an investment portfolio account of a client established in writing with a portfolio adviser who makes investment decisions for the account and has full discretion to trade in securities of the account without requiring the client's express consent to a transaction;

(h) "**mutual fund**" includes an issuer of securities that entitle the holder to receive on demand, or within a specified period after demand, an amount computed by reference to the value of a proportionate interest in the whole or in a part of the net assets, including a separate fund or trust account, of the issuer of the securities;

(i) "**non-redeemable investment fund**" means an issuer:

    (i) whose primary purpose is to invest money provided by its securityholders;

    (ii) that does not invest for the purpose of exercising effective control, seeking to exercise effective control, or being actively involved in the management of the issuers in which it invests, other than other mutual funds or non-redeemable investment funds; and

    (iii) that is not a mutual fund;

(j) "**officer**" means the chair, any vice-chair of the board of directors, the president, any vice president, the secretary, the assistant secretary, the treasurer, the assistant treasurer, and the general manager of a company, and any other person designated an officer of a company by by-law or similar authority, or any individual acting in a similar capacity on behalf of an issuer or registrant;

(k) "**person**" means an individual, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, trustee, executor, administrator, or other legal representative;

(l) "**portfolio adviser**" means

    (i) a portfolio manager; or

    (ii) a broker or investment dealer exempted from registration as an adviser under subsection 148(1) of the Regulation made under the *Securities Act* (Ontario) if that broker or investment dealer is not exempt from the by-laws or regulations of the Toronto Stock Exchange or the Investment Dealers' Association of Canada referred to in that subsection;

(m) "**promoter**" means (a) a person or company who, acting alone or in conjunction with one or more other persons, companies or a combination thereof, directly or indirectly, has taken the initiative in founding, organizing or substantially reorganizing the business of the issuer, or (b) a person or company who, in connection with the founding, organizing or substantial reorganizing of the business of the issuer, directly or indirectly, receives in consideration of services or property, or both services and property, 10% or more of any class of securities of the issuer or 10% or more of the proceeds from the sale of any class of securities of a particular issue, but a person or company who receives such securities or proceeds either solely as agent commissions or solely in consideration of property shall not be deemed a promoter within the meaning of this definition if such person or company does not otherwise take part in founding, organizing or substantially reorganizing the business;

(n) "**related liabilities**" means liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets and liabilities that are secured by financial assets; and

(o) "**spouse**", in relation to an individual, means another individual to whom that individual is married, or another individual of the opposite sex or the same sex with whom that individual is living in a conjugal relationship outside marriage.

Affiliated Entities, Control and Subsidiaries

1.   A person or company is considered to be an affiliated entity of another person or company if one is a subsidiary entity of the other, or if both are subsidiary entities of the same person or company, or if each of them is controlled by the same person or company.

2.   A person or company is considered to be controlled by a person or company if:

(a)   in the case of a person or company;

    (i)   voting securities of the first mentioned person or company carrying more than 50% of the votes for the election of directors are held, otherwise than by way of security only, by or for the benefit of, the other person or company; and

    (ii)   the votes carried by the securities are entitled, if exercise, to elect a majority of the directors of the first-mentioned person or company;

(b)   in the case of a partnership that does not have directors, other than a limited partnership, the second-mentioned person or company holds more than 50% of the interests in the partnership; or

(c)   in the case of a limited partnership, the general partner is the second-mentioned person or company.

3.   A person or company is considered to be a subsidiary entity of another person or company if:

(a)   it is controlled by:

    (i)   that other; or

    (ii)   that other and one or more persons or companies each of which is controlled by that other; or

    (iii)   two or more persons or companies, each of which is controlled by that other; or

(b)   it is a subsidiary entity of a person or company that is the other's subsidiary entity.

    All monetary references are in Canadian Dollars.

EXHIBIT 3



FORM 4C
CORPORATE PLACEE REGISTRATION FORM

Where subscribers to a Private Placement are not individuals, the following information about the placee must be provided. This Form will remain on file with the Exchange. The corporation, trust, portfolio manager or other entity (the "Placee") need only file it on one time basis, and it will be referenced for all subsequent Private Placements in which it participates. If any of the information provided in this Form changes, the Placee must notify the Exchange prior to participating in further placements with Exchange listed companies. If as a result of the Private Placement, the Placee becomes an Insider of the Issuer, Insiders of the Placee are reminded that they must file a Personal Information Form (2A) with the Exchange.

1.   Placee Information:

    (a)   Name: _____

    (b)   Complete Address: _____

                      _____

    (c)   Jurisdiction of Incorporation or Creation: _____

2.   (a)   Is the Placee purchasing securities as a portfolio manager (Yes/No)? _____

    (b)   Is the Placee carrying on business as a portfolio manager outside of Canada (Yes/No)? _____

3.   If the answer to 2(b) above was "Yes", the undersigned certifies that:

    (a)   It is purchasing securities of an Issuer on behalf of managed accounts for which it is making the investment decision to purchase the securities and has full discretion to purchase or sell securities for such accounts without requiring the client's express consent to a transaction;

    (b)   it carries on the business of managing the investment portfolios of clients through discretionary authority granted by those clients (a "portfolio manager" business) in _____ [jurisdiction], and it is permitted by law to carry on a portfolio manager business in that jurisdiction;

    (c)   it was not created solely or primarily for the purpose of purchasing securities of the Issuer;

    (d)   the total asset value of the investment portfolios it manages on behalf of clients is not less than $20,000,000; and

    (e)   it has no reasonable grounds to believe, that any of the directors, senior officers and other insiders of the Issuer, and the persons that carry on investor relations activities for the Issuer has a beneficial interest in any of the managed accounts for which it is purchasing

4. If the answer to 2(a). above was "No", please provide the names and addresses of control persons of the Placee:

Name	City	Province or State	Country

The undersigned acknowledges that it is bound by the provisions of applicable Securities Law, including provisions concerning the filing of insider reports and reports of acquisitions (See for example, sections 87 and 111 of the *Securities Act* (British Columbia) and sections 176 and 182 of the *Securities Act* (Alberta).

Dated at the City of _____, in the Province of _____, on this _____ day of _____, 2003.

_____
(Name of Purchaser - please print)

_____
(Authorized Signature)

_____
(Official Capacity - please print)

_____
(please print name of individual whose signature appears above)

THIS IS NOT A PUBLIC DOCUMENT